Value Line Aggressive Income Trust
7 Times Square, 21st Floor
New York, NY 10036-6254

December 10, 2012

Via Edgar Correspondence

Ms. Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Amendment No. 31 to the Registration Statement on Form N-1A (“Registration Statement”) of The Value Line Aggressive Income Trust (the “Trust”) SEC File No. 333-01575

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin and Amanda Border of Wilmer Cutler Pickering Hale and Dorr LLP on November 28, 2012 relating to the Trust’s post-effective amendment no. 31 to the Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Commission on October 5, 2012.  For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.  Unless otherwise indicated, all page numbers refer to the Registration Statement as filed on October 5, 2012.

Comment 1

On page 2,  the Prospectus indicates the Trust will invest, under normal circumstances, at least 80% of assets in fixed income securities.  Please replace the term “fixed income securities” with the term “bonds.”

Response 1

Accepted in part.  As Ms. Roin and Mr. Leonard Pierce of Wilmer Cutler Pickering Hale and Dorr LLP discussed with the Commission on December 5, 2012, the investment strategy language has been amended to reflect that the Trust will invest at least 80% of its assets in bonds and other debt instruments.  The relevant excerpt from Page 2 has been revised to read:

“The Fund invests primarily in a diversified portfolio of primarily investment grade bonds and other debt instruments.  Sovereign debt, or securities issued or secured by non-U.S. governments, as well as securities issued by supranational agencies, may be held by the Fund, provided the investments are U.S. dollar-denominated.

Ms. Valerie Lithotomos
December 10, 2012

Under normal circumstances, the Fund invests at least 80% of its assets in bonds and other debt instruments (“80% Policy”).  The Fund’s 80% Policy may be changed without shareholder approval.  However, shareholders will be given notice at least 60 days prior to any such change.  The Fund may invest in debt instruments of any type, including corporate bonds, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities (U.S. government securities), mortgage-backed securities, asset-backed securities, and other fixed income securities.”

Comment 2

Please supplementarily explain why, on page 4 of the Prospectus, Foreign Securities Risk is included as a Principal Risk when investment in foreign securities is not a principal investment strategy.

Response 2

As discussed, Foreign Securities Risk has been included as a Principal Risk at this time as a cautionary measure in light of ongoing concerns with the European debt crisis.

Comment 3

Please confirm that U.S. Government Securities Risk is included as a Principal Risk.

Response 3

Confirmed. U.S. Government Securities Risk is described as a Principal Risk on page 11 of the Prospectus.

Comment 4

Please include an estimate of the anticipated weighted average maturity of the Trust’s portfolio.

Response 4

Accepted.  Page 3 of the Prospectus has been revised to read “The Fund estimates that the weighted average maturity of its portfolio will range between three to fifteen years.”

Ms. Valerie Lithotomos
December 10, 2012

Comment 5

Please include an estimate of the anticipated average credit rating of the Trust’s portfolio.

Response 5

Accepted.  Page 2 of the Prospectus has been revised to read “The Fund estimates that the average credit quality rating of Fund assets will be investment grade.”

Comment 6

Please ensure series and class information of the Trust will be updated on Edgar to reflect the change in name.

Response 6

Confirmed.  Series and class information will be updated on Edgar when the name change for the Trust becomes effective on December 10, 2012.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard Pierce, Esq., or Gretchen Passe Roin, Esq., of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

Value Line Aggressive Income Trust

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer